

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

August 27, 2009

By U.S. Mail

Mr. Daniel Forbush
Chief Financial Officer
General Metals Corporation
1 E Liberty Street, Suite 6000
Reno, NV 89501

> **Re:** **General Metals Corporation**
> **Item 4.02 Form 8-K/A**
> **Filed August 26, 2009**
> **File No. 0-30230**

Dear Mr. Forbush:

We have completed our review of your Forms 8-K and 8-K/A and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief